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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549













                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940







                              CENTURION FUNDS, INC.
                              ---------------------

                            Exact Name of Registrant



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                            NOTIFICATION OF ELECTION







     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.





                                    SIGNATURE





     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Phoenix and the State of Arizona on the 8th day of December, 1998.





                  Signature:           CENTURION FUNDS, INC.

                                      (Name of Registrant)

                                         By:/s/Gerard P. Dipoto, Jr.
                                         ---------------------------
                                         Name:  Gerard P. Dipoto, Jr.
                                         Title: President



Attest:/s/Jennifer Stecker
      ---------------------
Name:  Jennifer Stecker
Title: Secretary